UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

LivePerson, Inc.

(Name of Issuer)

Common Stock, par value $0.001 par value per share

(Title of Class of Securities)

538146101

(CUSIP Number)

Alexander R. Slusky

Vector Capital Management, L.P.

One Market Street

Steuart Tower, 23rd Floor

San Francisco, CA 94105

(415) 293-5000

Copy to:

Paul Hastings LLP

101 California Street, Forty-Eighth Floor

San Francisco, CA 94111

(415) 856-7000

Attention: Steve Camahort and Dana Kromm

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 538146101

1.	NAME OF REPORTING PERSON Vector Capital VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,899,456
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,899,456

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,899,456
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.37%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 538146101

1.	NAME OF REPORTING PERSON Vector Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,899,456
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,899,456

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,899,456
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.37%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

CUSIP No.: 538146101

1.	NAME OF REPORTING PERSON Vector Capital, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,899,456
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,899,456

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,899,456
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.37%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

CUSIP No.: 538146101

1.	NAME OF REPORTING PERSON Alexander R. Slusky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,899,456
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,899,456

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,899,456
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.37%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

ITEM 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (“Common Stock”), of LivePerson, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 530 7th Ave, Floor M1, New York, New York 10018. The Reporting Persons (as defined below) are filing this Schedule 13D pursuant to the requirements of Rule 13d-1(e)(1) under the Act.

ITEM 2.	Identity and Background.

(a)	This Schedule 13D is filed jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Act, on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Vector Capital VI, L.P. (“VCVI”);

(ii)	Vector Capital Management, L.P. (“VCM”);;

(iii)	Vector Capital, L.L.C. (“VCLLC” and together with VCVI and VCM, “Vector”); and

(iv)	Alex Slusky (“Mr. Slusky”).

A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1.

This Schedule 13D relates to the shares of Common Stock held by VCVI. VCM is the investment manager of VCVI. VCLLC is the general partner of VCM. Mr. Slusky is the managing member of VCLLC and Chief Investment Officer of VCM.

(b)	The address of the principal business office of each of the Reporting Persons is c/o Vector Capital Management, L.P., One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105.

(c)

The business of Vector is that of a private limited partnership, engaged in making investments in securities of public and private companies for its own account. The principal employment of Mr. Slusky is as the Managing Director and Chief Investment Officer of VCM, which is principally engaged in the business of managing a portfolio of funds, including VCVI.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	VCVI is organized under the laws of the Cayman Islands. VCM and VCLLC are organized under the laws of Delaware. Mr. Slusky is a United States citizen.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The 10,899,456 shares of Common Stock beneficially owned by the Reporting Person were acquired in open market transactions for an aggregate purchase price of $32,459,957. The source of funds for these purchases was the working capital of Vector.

ITEM 4.	Purpose of Transaction.

(a) – (j)

The Reporting Persons originally acquired the securities reported herein for investment purposes as they believed that the securities, at market prices when acquired, represented an attractive investment opportunity. The Reporting Persons have in the past engaged in discussions with management, the board of directors and other relevant parties concerning the business, operations, strategy and future plans of the Issuer and with other stockholders concerning the business and operations of the Issuer.

At the invitation of the Issuer, on February 28, 2024, the Reporting Person and the Issuer entered into a letter agreement (the “Confidentiality Agreement”), for the purpose of facilitating the Issuer providing and discussing with the Reporting Person certain non-public information with respect to the Company’s operations, performance and plans. The term of the Confidentiality Agreement expired on March 4, 2024, upon the filing of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023. In order to allow such discussions to continue, the Reporting Persons and the Issuer are discussing entering into a new confidentiality agreement, which would likely include additional provisions covering customary additional topics beyond those included in the Confidential Agreement (e.g. a longer term and employee non-solicit and standstill terms).

The Reporting Persons intend to continue to review their investment in the Issuer on a continuing basis and may in the future continue to engage in discussions with management, the board of directors and other relevant parties and/or engage in discussions with other stockholders, in each case concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending upon numerous factors, including, without limitation, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable and other future developments, the Reporting Persons may endeavor to (i) increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private primary and/or secondary transactions on such terms and at such times as the Reporting Persons may deem advisable, (ii) enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock and/or (iii) otherwise change their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as set forth in this Item 4, none of the Reporting Persons currently has any specific plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the business, operations, strategy and future plans of the Issuer, which suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) Each of the Reporting Persons’ current ownership in the Issuer and the Issuer’s Common Stock is set forth on the cover pages to this Schedule 13D and is incorporated by reference herein. The ownership percentages reported in this Schedule 13D are based on 88,111,015 shares of the Issuer’s Common Stock issued and outstanding on February 23, 2024, as reported in the Issuer’s Form 10-K dated March 4, 2024.

(b) The number of shares of Common Stock of the Issuer that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power, (ii) shared voting power, (iii) sole dispositive power, and (iv) shared dispositive power is as set forth below.

	VCVI	VCM	VCLLC	Mr. Slusky
Sole Power to Vote/Direct Vote	0	0	0	0
Shared Power to Vote/Direct Vote	10,899,456	10,899,456	10,899,456	10,899,456
Sole Power to Dispose/Direct Disposition	0	0	0	0
Shared Power to Dispose/Direct Disposition	10,899,456	10,899,456	10,899,456	10,899,456

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The information set forth in Items 3, 4 and 5 above is incorporated herein by reference in its entirety into this Item 6.

In connection with jointly filing this Schedule 13D pursuant to the provisions of Rule 13d-1(k)(1) under the Act, the Reporting Persons entered into a Joint Filing Agreement, which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer among or between the Reporting Persons or any other person or entity.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement dated March 6, 2024, by and among Vector Capital VI, L.P, Vector Capital Management, L.P., Vector Capital, L.L.C. and Alexander R. Slusky.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VECTOR CAPITAL VI, L.P.

By: Vector Capital Partners VI, L.P., its General Partner
By: Vector Capital Partners VI, Ltd., its General Partner

/s/ David Baylor
David Baylor, Director

VECTOR CAPITAL MANAGEMENT, L.P.

By: Vector Capital, L.L.C, its General Partner

/s/ Alexander R. Slusky
Alexander R. Slusky, Managing Member

VECTOR CAPITAL, L.L.C.

/s/ Alexander R. Slusky
Alexander R. Slusky, Managing Member

/s/ Alexander R. Slusky
Alexander R. Slusky